77C EXHIBIT

                      DREYFUS PREMIER STATE MUNICIPAL BOND FUND

                   MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Florida Series of Dreyfus Premier State Municipal Bond Fund was held on November 12, 2007. The following matter was duly approved:

     An Agreement and Plan of Reorganization, and the transactions provided therein, including the transfer of all of the assets, subject to liabilities, attributable to Class A, Class B and Class C shares of the Florida Series to Dreyfus Premier State Municipal Bond Fund, in exchange for Class A, Class B and Class C shares of Dreyfus Premier Municipal Bond Fund, having an aggregate net asset value equal to the value of the Florida Series' net assets and the assumption of the Florida Series' stated liabilities by Dreyfus Premier Municipal Bond Fund, the distribution of such shares to the Class A, Class B and Class C shareholders of the Florida Series, in liquidation of the Florida Series, and the subsequent termination of the Florida Series as a series of Dreyfus Premier State Municipal Bond Fund.


   Affirmative Votes:         Negative Votes:         Abstained from Voting:

   2,992,222.315              128,804.548             106,433.071